SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

USANA Health Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90328M107

(CUSIP Number)

Dr. Myron W. Wentz
c/o USANA Health Sciences, Inc.

3838 West Parkway Boulevard

Salt Lake City, Utah 84120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328M107

1	NAMES OF REPORTING PERSONS Gull Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,735,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,735,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,735,743
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0%
14	TYPE OF REPORTING PERSON OO

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CUSIP No. 90328M107

1	NAMES OF REPORTING PERSONS Myron W. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION St. Kitts & Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,735,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,735,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,735,743
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0%
14	TYPE OF REPORTING PERSON IN

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Explanatory Note:

This Amendment No. 5 (this “Amendment No. 5”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2008 by Myron W. Wentz (“Dr. Wentz”) and certain other reporting persons named therein, and amended by Amendment No. 1 thereto filed on May 22, 2018, Amendment No. 2 thereto filed on June 1, 2018, Amendment No. 3 thereto filed on August 7, 2018, and Amendment No. 4 thereto filed on October 2, 2018, by Dr. Wentz and Gull Global Limited (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (“Shares” or “Common Stock”), of USANA Health Sciences, Inc., a Utah corporation. This Amendment No. 5 reflects changes to items 2, 4, 5 and 7 of the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D as amended prior to this Amendment No. 5.

Item 2.	Identity and Background.

Item 2(a)-(c) of the Schedule 13D is hereby amended and supplemented by replacing the information disclosed in the sentence identifying the directors of the corporate directors of Gull Global Limited, one of the Reporting Persons, with the following information:

“The directors of each of Baraterre Limited and Tarpumbay Limited are Ann Chea, Dexter Duvailier and Martin Pollack, each of whose principal occupation is a trust manager for J.P. Morgan Trust Company (Bahamas) Limited, and each of whom is a citizen of The Bahamas.”

Item 2(c) of the Schedule 13D is further amended and supplemented by adding the following information:

“On December 18, 2019, the Issuer announced that Dr. Wentz had chosen to retire from the position of Board Chairman and director of the Issuer effective at the Issuer’s May 1, 2020 Annual Shareholder Meeting. Dr. Wentz will transition to Chairman Emeritus and become an honorary Board member at that time.”

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“Between November 1, 2018 and February 4, 2019 the Reporting Persons sold an aggregate of 120,000 Shares in open market transactions for aggregate gross proceeds of $13,950,223 for liquidity purposes. On December 30, 2019 the Reporting Persons also made a charitable donation of 129,871 Shares. The table in Item 5(c) of this Amendment No. 5 sets forth certain information with respect to (i) one percent or greater changes to the beneficial ownership percentage of the Reporting Persons, including their beneficial ownership following each such change, since October 1, 2018 (the date as of which the Reporting Persons’ beneficial ownership was last reported in the Schedule 13D, pursuant to Amendment No. 4 filed on October 2, 2018), and (ii) transactions during the 60-day period prior to the date of each such change and the date of this Amendment No. 5. The increases in the percentage of Shares beneficially owned by the Reporting Persons that are reported on this Amendment No. 5 are due to decreases in the total number of Shares outstanding as a result of share repurchases by the Issuer.”

Item 5.	Interest in Securities of the Issuer.

(a)       Gull Global is the beneficial owner of 9,735,743 Shares, constituting approximately 45.0% of the outstanding Shares, based on 21,643,055 Shares outstanding as of November 1, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 5, 2019. Dr. Wentz is deemed to be the beneficial owner of the 9,735,743 Shares, constituting approximately 45.0% of the outstanding Shares, held by Gull Global.

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(b)       The Reporting Persons share the power to vote or direct the vote of the Shares beneficially owned by them, and the power to dispose of or direct the disposition of such Shares.

(c)       The following table sets forth certain information with respect to (i) changes in the number of Shares beneficially owned by the Reporting Persons by an amount equal to one percent or more of the outstanding Shares, including beneficial ownership following each such change, since October 1, 2018 (the date as of which the Reporting Persons’ beneficial ownership was last reported in the Schedule 13D, pursuant to Amendment No. 4 filed on October 2, 2018), and (ii) transactions during the 60-day period prior to the date of each such change and the date of this Amendment No. 5. Asterisks indicate dates when the Reporting Persons’ beneficial ownership percentage changed by one percent or more. The Issuer filed an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q on each such date that reported a decrease in the total number of Shares outstanding compared to the number it previously reported, due to share repurchases. The increases in the percentage of Shares beneficially owned by the Reporting Persons that are reported on this Amendment No. 5 are due to such decreases. Except for the transactions set forth below, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named in Item 2 of the Schedule 13D, has effected any other transactions in the Common Stock during the 60-day period prior to the date of any such change or the date of this Amendment No. 5.

Date of Transaction (1)	Number of Shares Sold	Price per Share (2)	Price Range (2)	Amount of Securities Beneficially Owned Following Transaction	Percent of Class (3)	Securities Outstanding (3)
1/2/2019	7,131	$116.25	$115.64 to $116.60	9,918,483	41.4%	23,976,585
1/2/2019	2,600	$117.00	$116.64 to $117.61	9,915,883	41.4%	23,976,585
1/2/2019	200	$117.68	$117.65 to $117.70	9,915,683	41.4%	23,976,585
1/3/2019	7,096	$113.07	$112.53 to $113.51	9,908,587	41.3%	23,976,585
1/3/2019	2,316	$113.86	$113.57 to $114.46	9,906,271	41.3%	23,976,585
1/3/2019	700	$115.25	$114.67 to $115.56	9,905,571	41.3%	23,976,585
1/3/2019	100	$115.97	N/A	9,905,471	41.3%	23,976,585
1/4/2019	1,700	$113.17	$112.67 to $113.66	9,903,771	41.3%	23,976,585
1/4/2019	3,223	$114.23	$113.71 to $114.69	9,900,548	41.3%	23,976,585
1/4/2019	4,774	$115.00	$114.71 to $115.67	9,895,774	41.3%	23,976,585
1/4/2019	160	$116.11	$116.10 to $116.13	9,895,614	41.3%	23,976,585
2/1/2019	8,662	$114.34	$113.94 to $114.93	9,886,952	41.2%	23,976,585
2/1/2019	2,910	$115.57	$114.94 to $115.93	9,884,042	41.2%	23,976,585
2/1/2019	8,354	$116.20	$115.94 to $116.80	9,875,688	41.2%	23,976,585
2/1/2019	719	$116.97	$116.94 to $117.10	9,874,969	41.2%	23,976,585
2/4/2019	1,400	$114.19	$113.70 to $114.68	9,873,569	41.2%	23,976,585
2/4/2019	2,600	$115.32	$114.82 to $115.81	9,870,969	41.2%	23,976,585
2/4/2019	4,555	$116.32	$115.82 to $116.76	9,866,414	41.2%	23,976,585
2/4/2019	800	$116.90	$116.82 to $117.00	9,865,614	41.1%	23,976,585
2/26/2019*	0	$0.00	N/A	9,865,614	42.3%	23,317,366
8/6/2019*	0	$0.00	N/A	9,865,614	44.3%	22,257,042
11/5/2019*	0	$0.00	N/A	9,865,614	45.6%	21,643,055
12/30/2019	129,871	$0.00	N/A (4)	9,735,743	45.0%	21,643,055

(1)	The shares were held directly by Gull Global. Except as otherwise indicated, all transactions appearing on the table were open market sales.

(2)	In certain cases the indicated “Price per Share” is the weighted average of the prices for multiple transactions on the indicated date. The range of actual prices is indicated in the “Price Range” column. The Reporting Persons undertake to provide upon request by the staff of the Commission full information regarding the number of Shares purchased or sold at each separate price.

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(3)	The securities outstanding (and the Reporting Persons’ beneficial ownership percentages) are based on shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Proxy Statement on Schedule 14A that was most recently filed with the Commission on or prior to the applicable “Date of Transaction”. The Issuer’s total Shares outstanding decreased from time to time as a result of Issuer share repurchases.

(4)	Charitable donation.

(d)       Not applicable.

(e)       Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding reference to the following exhibits filed with this Amendment No. 5:

Exhibit 1	Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Gull Global Limited

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact

MYRON W. WENTZ

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 5 to the statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 11, 2020

Gull Global Limited

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact

MYRON W. WENTZ

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact